PANNONPLAST

INDUSTRIES PLC.
Chairman & CEO
H-1225 Budapest, Nagytétényi út 216-218.
H-1780 Budapest, P.O.Box 51.
Phone: (36-1) 207-1936, (36-1) 207-1928
Telefax: (36-1) 207-1525
janos.illessy@pannonplast.hu
www.pannonplast.hu

Securities and Exchange
Office of Internationa
450 Fifth Street, N.W.
Washington, D.C. 205
Stop 3-9

Budapest, 10 December, 2003

Re: Pannonplast Rt. (the "Company") - File No. 82-4548

Ladies and Gentlemen:

Enclosed please find the following document regarding the Company:

Extraordinary Announcement

The enclosed information is being furnished to the Securities and Exchange Commission (the "Commission") pursuant to the exemption from the Securities Exchange Act of 1934, as amended (the "Exchange Act"), afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purposes that the Company is subject to the Exchange Act.

If you have any further questions or comments, please contact us.

Sincerely,

Dr. János Illéssy

Enclosure

Extraordinary announcement

Technical prolongation of Pannonplast's club loan

In accordance with its reporting obligations, Pannonplast Plc hereby informs its shareholders that its bi-currency club loan facility of EUR 12.4 million, originally raised on 9 October 2000 with maturity of three years, has been prolonged for a further one month with the participating banks. The new maturity of the loan facility is 9 January 2004. The prolongation is of technical nature and it was necessary due to the insufficient time available to arrange final refinancing.

Budapest, 10 December 2003

Pannonplast Plc